Jeffrey A. Baumel

973.639.5904
Fax 973.297.3814
jbaumel@mccarter.com

August 25, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn: Vanessa Robertson, Staff Accountant

Re: Astralis Ltd. (the "Registrant") - Item 4.01 Form 8-K, dated August 18, 2006

Dear Ms. Robertson

      Filed today is an amendment to the above referenced Form 8-K marked to show changes from the Form 8-K filed with the Commission on August 18, 2006. This letter responds to the Commission's letter to the Registrant, dated August 25, 2006 (the "SEC Letter"), regarding the Form 8-K. Set forth below is the text of comments 1 and 2 contained in the SEC Letter and the Registrant's response thereto. The heading and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter.

Item 4.01(a)

      1. Please amend the first paragraph of your filing to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-B. It is not sufficient to state that the firm would be replaced.

            The first paragraph of the Form 8-K has been revised to state that the former accountant was dismissed. On August 9, 2006 the Audit Committee of the Board of Directors of the Registrant dismissed LJ Soldinger Associates, LLC ("Soldinger"), the independent registered public accounting firm for Astralis and retained Malone & Bailey, P.C, as the independent registered public accounting firm for Astralis.

      2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

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Securities and Exchange Commission
August 25, 2006
Page 2

            We have requested that Soldinger furnish the Registrant with a letter stating whether they agree with the statements made in the Registrant's revised Form 8-K. Once the Registrant receives such letter from Soldinger, it will file a copy of the letter as Exhibit 16 to an amended Form 8-K.

In connection with the response to the Commission's comments, attached as
Schedule 1 please find a written statement acknowledging the accuracy and adequacy of the disclosures in the filing.

We appreciate your prompt response to our filing. If you have any questions, or if we may be of any assistance, please contact the undersigned at (973) 622-4444.

Very truly yours,


/s/ Jeffrey A. Baumel

Jeffrey A. Baumel

JAB:an

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Securities and Exchange Commission
August 25, 2006
Page 3

                                   Schedule 1

The undersigned officer of Astralis, Ltd. (the "Company"), certifies that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in the amended Form 8-K filed on August 25, 2006 (the "Form 8-K");

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities & Exchange Commission (the "Commission") from taking any action with respect to the Form 8-K; and

(3) the Company may not assert Commission comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Dated: 8/25/06                            /s/ Michael Garone
                                          --------------------------------------
                                          Michael Garone Interim Chief Executive
                                          Officer, Interim President, Chief
                                          Financial Officer